UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-16006

COGNOS INCORPORATED

(Translation of registrant’s name into English)

3755 Riverside Drive

P.O. Box 9707, Station T

Ottawa, Ontario, Canada

K1G4K9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                      .

Cognos Incorporated (the “Registrant”) is furnishing the following exhibits on this report on Form 6-K, each of which is hereby incorporated by reference.

Exhibit No.	Document

99.1

Arrangement Agreement by and among International Business Machines Corporation, 1361454 Alberta ULC and Cognos Incorporated dated November 11, 2007
Exhibit A: Plan of Arrangement
Exhibit B: Arrangement Resolution

99.2	Joint Press Release of International Business Machines Corporation and Cognos Incorporated dated November 12, 2007
99.3	All Staff Memo from Rob Ashe, November 12, 2007
99.4	Letter to Cognos Customers from Rob Ashe and Ambuj Goyal, November 12, 2007
99.5	Letter to Applix/Cognos Customers from Rob Ashe and Ambuj Goyal, November 12, 2007
99.6	Letter to Cognos Partners from Rob Ashe and Ambuj Goyal, November 12, 2007
99.7	Analyst Briefing by Ambuj Goyal and Rob Ashe dated November 12, 2007
99.8	FY08 Compensation Plan for Rob Ashe
99.9	FY08 Compensation Plan for Tom Manley
99.10	FY08 Compensation Plan for Les Rechan
99.11	FY08 Compensation Plan for Peter Griffiths
99.12	FY08 Compensation Plan for Dave Laverty
99.13	FY08 Compensation Plan for John Jussup

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNOS INCORPORATED

(Registrant)

By:	/s/Tom Manley
Name:	Tom Manley
Title:	Senior Vice President, Finance & Administration and Chief Financial Officer

Date: November 13, 2007

EXHIBITS

Exhibit No.	Description

99.1

Arrangement Agreement by and among International Business Machines Corporation, 1361454 Alberta ULC and Cognos Incorporated dated November 11, 2007
Exhibit A: Plan of Arrangement
Exhibit B: Arrangement Resolution

99.2	Joint Press Release of International Business Machines Corporation and Cognos Incorporated dated November 12, 2007
99.3	All Staff Memo from Rob Ashe, November 12, 2007
99.4	Letter to Cognos Customers from Rob Ashe and Ambuj Goyal, November 12, 2007
99.5	Letter to Applix/Cognos Customers from Rob Ashe and Ambuj Goyal, November 12, 2007
99.6	Letter to Cognos Partners from Rob Ashe and Ambuj Goyal, November 12, 2007
99.7	Analyst Briefing by Ambuj Goyal and Rob Ashe dated November 12, 2007
99.8	FY08 Compensation Plan for Rob Ashe
99.9	FY08 Compensation Plan for Tom Manley
99.10	FY08 Compensation Plan for Les Rechan
99.11	FY08 Compensation Plan for Peter Griffiths
99.12	FY08 Compensation Plan for Dave Laverty
99.13	FY08 Compensation Plan for John Jussup